SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

      ResortQuest International, Inc.
(Name of Subject Company (Issuer))

      ResortQuest International, Inc.
(Name of Filing Person (Offeror))

Options To Purchase Common Stock, Par Value $.01 Per Share, Having An Exercise Price
Greater Than $5.99 Granted Under the ResortQuest International, Inc.
Amended and Restated 1998 Long-Term Incentive Plan
(Title of Class Securities)

761183 10 2

(CUSIP Number of Class of Securities
Underlying Common Stock)

J. Mitchell Collins
Executive Vice President and Chief Financial Officer
530 Oak Court Drive
Suite 360
Memphis, Tennessee 38117
(901) 762-4097

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Paul A. Belvin, Esq.
Akin Gump Strauss Hauer & Feld LLP
1333 New Hampshire Avenue, N.W.
Washington, D.C. 20036
(202) 887-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$900,961	$180.19

•	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,222,887 shares of common stock of ResortQuest International, Inc., having an aggregate value of $900,961 as of October 28, 2002, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$180.19	Filing Party:	ResortQuest International, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	October 28, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SIGNATURE
INDEX TO EXHIBITS
Form of Reminder Letter to Eligible Option Holders

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 28, 2002 (the “Schedule TO”) by ResortQuest International, Inc., a Delaware corporation (the “Company”), in connection with the offer by the Company to exchange all options outstanding under the ResortQuest International, Inc. Amended and Restated 1998 Long-Term Incentive Plan (the “Plan”) to purchase shares of the Company’s common stock, par value $.01 per share (the “Common Stock”), that have an exercise price greater than $5.99 per share and are held by its employees and directors, other than its executive officers (the “Options”), for new options (the “New Options”) to purchase shares of Common Stock to be granted under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange dated October 28, 2002 (the “Offer to Exchange”) and the related Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended or supplemented from time to time, constitute the “Offer” and which are appended to and filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

Item 1.  Summary Term Sheet.

     The section of the Offer to Exchange entitled “Summary Term Sheet” is hereby amended by revising the answer to the question “Will I receive a confirmation statement verifying my tender?” to read as follows:

     Promptly after the expiration of the offer, we will send each tendering option holder a letter indicating the number of shares subject to the options that we have accepted for exchange, the corresponding number of shares that will be subject to the new options and the expected grant date of the new options.

Item 4.  Terms Of The Transaction.

     (a)  The section of the Offer to Exchange captioned “4 — Withdrawal Rights” is hereby amended by revising the last sentence of the first paragraph of the section to read as follows:

     In addition, unless we accept your tendered options for exchange before 5:00 p.m., New York City Time, on December 24, 2002, you may withdraw your tendered options at any time after December 24, 2002.

     The section of the Offer to Exchange captioned “5 – Acceptance of Options for Exchange and Issuance of New Options” is hereby amended by revising the last sentence of the last paragraph of the section to read as follows:

     Promptly after the expiration of the offer, we will send each tendering option holder a letter indicating the number of shares subject to the options that we have accepted for exchange, the corresponding number of shares that will be subject to the new options and the expected grant date of the new options.

     The section of the Offer to Exchange captioned “6 – Conditions of the Offer” is hereby amended by revising the first paragraph of the section to read as follows:

     Notwithstanding any other provision of the offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after October 28, 2002 and prior to the expiration date any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with such acceptance and cancellation of options tendered for exchange:

     The section of the Offer to Exchange captioned “6 – Conditions of the Offer” is hereby amended by revising paragraph (a) to read as follows:

     there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of new options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of ResortQuest or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer as to us (as such contemplated benefits are described in the question in the Summary Term Sheet captioned “Why are you making the offer?” and in Section 2 – Purpose of the Offer);

     The section of the Offer to Exchange captioned “6 – Conditions of the Offer” is hereby amended by revising paragraph (b)(3) to read as follows:

     materially impair the contemplated benefits of the offer to us (as such contemplated benefits are described in the question in the Summary Term Sheet captioned “Why are you making the offer?” and in Section 2 – Purpose of the Offer); or

     The section of the Offer to Exchange captioned “6 – Conditions of the Offer” is hereby amended by revising paragraph (b)(4) to read as follows:

     materially and adversely affect the business, condition (financial or other), income, operations or prospects of ResortQuest or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries, taken as a whole, or otherwise materially impair the contemplated benefits of the offer to us (as such contemplated benefits are described in the question in the Summary Term Sheet captioned “Why are you making the offer?” and in Section 2 – Purpose of the Offer);

     The section of the Offer to Exchange captioned “6 – Conditions of the Offer” is hereby amended by revising paragraph (f) to read as follows:

     any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of ResortQuest or our subsidiaries that, in our reasonable judgment, is or may be materially adverse to ResortQuest or our subsidiaries.

     (b)  The section of the Offer to Exchange captioned “10 – Interests of Directors and Officer; Transactions and Arrangements Concerning the Options” is hereby amended by adding the following as the second paragraph of the section:

     Four of our directors are eligible to participate in the offer. As of October 28, 2002, none of these directors had indicated whether they intended to participate in the offer.

Item 10.  Financial Statements.

     (a)  The financial information set forth in Exhibit (a)(5)(v) hereto, which is filed herewith, is incorporated herein by reference and supplements the information set forth in the section of the Offer to Exchange captioned “9 - Information Concerning ResortQuest International, Inc.”

Item 12.  Exhibits.

(a)	(1)(i)	Offer to Exchange, dated October 28, 2002.*
	(1)(ii)	Form of Letter of Transmittal. *
	(2)	Not applicable.
	(3)	Not applicable.
	(4)	Not applicable.
	(5)(i)	Form of Letter to Eligible Option Holders. *
	(5)(ii)	Form of Letter to Tendering Option Holders. *
	(5)(iii)	ResortQuest International, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference. *

	(5)(iv)	ResortQuest International, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 19, 2002, and incorporated herein by reference. *
	(5)(v)	Form of Reminder Letter to Eligible Option Holders
(b)		Not applicable.
(d)	(1)	ResortQuest International, Inc. Amended and Restated 1998 Long-Term Incentive Plan. Filed on April 6, 1999 as an exhibit to the Company’s Proxy Statement and incorporated herein by reference.*
(g)		Not applicable.
(h)		Not applicable.

*	Previously filed.

Item 13.  Information Required By Schedule 13E-3.

(a) Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

RESORTQUEST INTERNATIONAL, INC.

/s/ James S. Olin

James S. Olin President and Chief Executive Officer

Date: November 8, 2002

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(i)	Offer to Exchange, dated October 28, 2002.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(5)(i)	Form of Letter to Eligible Option Holders.*
(a)(5)(ii)	Form of Letter to Tendering Option Holders.*
(a)(5)(iii)	ResortQuest International, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference.*
(a)(5)(iv)	ResortQuest International, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 19, 2002, and incorporated herein by reference.*
(a)(5)(v)	Form of Reminder Letter to Eligible Option Holders
(d)(1)	ResortQuest International, Inc. Amended and Restated 1998 Long-Term Incentive Plan. Filed on April 6, 1999 as an exhibit to the Company’s Proxy Statement and incorporated herein by reference.

*	Previously filed.